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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33797

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 AND ENDING December 31, 2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carter, Terry and Company Incorporated

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 Peachtree Rd., NW, Suite 1400
(No. and Street)

Atlanta	GA	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Terry President (404) 364-2070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conn & Company, P.C.
(Name – *if individual, state last, first, middle name*)

800 Mt. Vernon Hwy., NE, #380	Atlanta	GA	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Terry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carter Terry & Company, Incorporated, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

KRISTIN W MONTET
MY COMMISSION EXPIRES
MARCH 23 2014
FULTON CO. GA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Timothy J. Terry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carter, Terry & Company, Incorporated, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President + CEO

Title

Notary Public

NICOLE FELDER NOTARY PUBLIC GWINNETT COUNTY, GEORGIA MY COMMISSION EXPIRES SEPTEMBER 14, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carter, Terry & Company, Incorporated
(formerly Attkisson, Carter & Company, Incorporated)

Financial Statements and
Supplemental Information

Years Ended December 31, 2011 and 2010

CONN & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Carter, Terry & Company, Incorporated
(formerly Attkisson, Carter & Company, Incorporated)

Financial Statements and
Supplemental Information

Years Ended December 31, 2011 and 2010

Carter, Terry & Company, Incorporated
Financial Statements
For the Years Ended December 31, 2011 and 2010

Contents

CONN
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
800 Mt. Vernon Highway, N.E.
Suite 380
Atlanta, Georgia 30328-4225
(770) 396-0015
Facsimile (770) 698-8331

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Carter, Terry & Company, Incorporated

We have audited the accompanying statement of financial condition of Carter, Terry & Company, Incorporated (formerly Attkisson, Carter, Incorporated) as of December 31, 2011 and December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carter, Terry & Company, Incorporated, at December 31, 2011 and December 31, 2010, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits have been made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The accompanying supplementary information is presented for analysis purposes and is not necessary for a fair presentation of the financial information referred to in the preceding paragraph. It has been subjected to the tests and other auditing procedures applied in the audits of the financial statements mentioned above and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Conn & Company, P.C.

Conn & Company, P.C.
Atlanta, Georgia
February 21, 2012

Carter, Terry & Company, Incorporated
Statements of Financial Condition
As of December 31, 2011 and 2010

		2011		2010
Assets:				
Cash	$	250,883	$	444,612
Clearing deposit		70,000		70,000
Receivable from clearing organization		106,386		171,789
Marketable securities at fair market value available for sale		3,435		255
Due from parent		111,049		28,550
Other assets		108,316		76,473
Total Assets	$	650,069	$	791,679
Liabilities and Stockholders' Equity:				
Accounts payable and accrued expenses	$	152,199	$	230,172
Total liabilities		152,199		230,172
Stockholders' equity:				
Common stock, $1 par value; authorized 10,000; issued and outstanding 2,753.5 shares		2,754		2,754
Additional paid-in-capital		241,855		241,855
Less treasury stock, at cost		-5,833		-5,833
Unrealized gain on marketable securities		103		-6
Retained earnings(deficit)		217,991		322,737
Total stockholders' equity		456,870		561,507
Total liabilities and stockholders' equity	$	609,069	$	791,679

The accompanying notes are an integral part of these financial statements

Carter, Terry & Company, Incorporated
Statements of Income
For the years ended December 31, 2011 and 2010

		2011		2010
Revenues				
Commissions	$	3,172,832	$	3,436,814
Interest		17,213		32,874
Investment banking fees		137,160		725,360
Rental and other income		-48		5,122
Total Revenues		3,327,157		4,200,170
Expenses				
Management fee		420,000		420,000
Compensation and benefits		1,123,977		1,189,075
Commissions		1,156,600		1,447,626
Clearing costs		227,140		245,600
Occupancy and equipment rental		360,000		360,000
Communications		113,220		114,220
Other		30,966		71,610
Total Expenses		3,431,903		3,848,131
Income before income taxes		-104,746		352,039
Income tax (benefit) expense		-41,000		133,000
Net income	$	-63,746	$	219,039

The accompanying notes are an integral part of these financial statements

Carter, Terry & Company, Incorporated
Statements of Changes in Stockholders' Equity
For the years ended December 31, 2011 and 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance 12/31/09	$ 2,754	$ 241,855	$ 103,698	$ 342,468
Net income			219,039	219,039
Dividends paid			-	-
Balance 12/31/10	$ 2,754	$ 241,855	$ 322,737	$ 561,507
Net income/Increase			(63,746)	
Unrealized apprecation				109
Balance at 12/31/11	$ 2,754	$ 241,855	$ 258,991	$ 561,616

The accompanying notes are an integral part of these financial statements

Carter, Terry & Company, Incorporated
Statements of Cash Flows
For the years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities		
Net income	$ -63,746	$ 219,039
Adjustment to reconcile net income to net cash provided by operating activities:		
Decrease(increase) in clearing deposits	0	0
Decrease (Increase) in receivables	65,403	-66,635
Decrease (Increase) in marketable securities	-3,071	-62
Decrease (Increase) in other assets	-31,843	-21,657
Decrease(Increase in due from parent	-82,499	9,425
(Decrease) Increase in accrued expenses	-77,973	85,965
Net cash provided by operating activities	-193,729	226,075
Cash flows from investing activites:		
Decrease (Increase) in marketable securities	0	0
Cash flows from financing activities:		
Addition to Paid-In Capital	0	0
Dividends paid	0	0
Net (decrease) in cash and cash equivalents	-193,729	226,075
Cash and cash equivalents at beginning of year	444,612	218,537
Cash and cash equivalents at end of year	$ 250,883	$ 444,612

The accompanying notes are an integral part of these financial statements

Carter, Terry & Company, Incorporated
(Formerly Attkisson, Carter & Company, Incorporated)
Notes to Financial Statements
Years Ended December 31, 2011 and 2010

Note A: Summary of Significant Accounting Policies

Description of Business
Carter, Terry & Company, Incorporated (formerly Attkisson, Carter & Company, Incorporated) is a broker/dealer engaged in investment brokerage activities principally in the Atlanta area. The Company is a wholly owned subsidiary of First Atlanta Financial Service Group, Inc. (First Atlanta Financial)

Furniture Fixtures and Depreciation
Furniture and fixtures were fully depreciated as of December 31, 2011

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considered all investment instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Concentration of Risks
The Company's clearing deposit and receivable from clearing organizations are located at two securities clearing houses.

Fair Value Measurements

Effective October 4, 2009, the Company adopted ASC_820-10 Fair Value Measurements, which value defines fair , establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. ASC 820-10 does not require any new fair value measurements bur rather eliminates inconsistencies in guidance in various other accounting pronouncements. The adoption of ASC 820-10 did not have an impact on the Company's balance sheets, statements of income or cash flows.

Note A: Summary of Significant Accounting Policies continued

Assets and liabilities measured at fair value are recorded in accordance with ASC 820-10, which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in a orderly transactions between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820-10 establishes a three-tier hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 Inputs-Unadjusted quoted prices in active markets that are accessible at the measurement data for identical assets and liabilities.

Level 2 Inputs-Inputs other than quoted prices in active markets that are observable either directly of indirectly.

Level 3 Inputs-Unobservable inputs in which there is little on no market data, which requires management to develop their own assumptions.

Recent Accounting Pronouncements

In June 2009, the FASB issued FASB ASC 105 Generally Accepted Accounting Principles, which established the FASB ASC as the sole source of authoritative generally accepted accounting principles. The codification is not intended to change generally accepted accounting principles (GAAP) but rather is expected to simplify accounting research by reorganizing current GAAP into topics. Pursuant to the provisions of FASB ASC 105, the Company has updated references to GAAP in its financial statements issued for the year ended December 31, 2010. The adoption of this statement did not impact the Company, financial position or results of operations.

The Company adopted the provisions of ASC 740-10 Accounting for Uncertainty in Income Taxes, on October 4, 2009. As a result of the implementation of ASC 740-10, the Company did not recognize any additions or reductions associated with uncertain tax positions and implementations did not have a material impact on its financial positions or results of operations for the year ended December 31, 2010.

Carter, Terry & Company, Incorporated
(Formerly Attkisson, Carter & Company, Incorporated)
Notes to Financial Statements
Years Ended December 31, 2011 and 2010

Note B: Capital Requirements

The Company is subject to the net capital rules of the Securities and Exchange Commission. The rules prohibit a broker/dealer from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital", as those terms are defined by the rules.

At December 31, 2011 the Company's net capital of $279,097 exceeded its required net capital of $50,000 and results in a ratio of aggregate indebtedness to net capital of 1.86 to one.

Note C: Income Taxes

The components of income tax expense are as follows:

		2011	2010
Current			
Federal		$ (35,000)	113,000
Stat		$ (6,000)	20,000
	Total	$ (41,000)	133,000

The Company files a consolidated income tax return with its parent, First Atlanta Financial. Income. Taxes are allocated to the Company based on the taxes the Company would pay if it filed a separate return. A tax benefit has been recorded for the current year loss.

Total tax expense reflected in the accompanying statements of operations differs from amounts computed at statutory rates principally because of certain expenses which are not tax deductible.

The last four years of the Company's tax returns are open for examination.

D: Related Party Transactions

The Company is a wholly owned subsidiary of First Atlanta Financial Service Group, Inc. (First Atlanta Financial), which pays a substantial portion of the occupancy, equipment rental, communications, and other expenses, incurred directly or indirectly by the Company. The primary sources of funds available to First Atlanta Financial to pay these expenses are dividends and expense reimbursements from the Company. The Company paid $0 and $0 in dividends for the 2011 and 2010 respectively.

The Company paid $133,000 and $133,000 to First Atlanta Financial for income taxes allocated to the Company from the consolidated income tax returns for 2011 and 2010

.

The Company paid $360,000 and $360,00 in rent to First Atlanta Financial for the years 2011 and 2010.

The Company paid $420,000 and $420,000 in management fees to First Atlanta Financial for the years 2011 and 2010.

E: Subsequent Events

Management has evaluated subsequent through February 21, 2012, the date the financial statements were available to be issued and no adjustments or additional disclosures are necessary. Subsequent events after that date have not been evaluated.

Supplementary Information

CONN
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 Mt. Vernon Highway, N.E.
Suite 380
Atlanta, Georgia 30328-4225
(770) 396-0015
Facsimile (770) 698-8331

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
Carter, Terry & Company, Incorporated

We have audited the accompanying financial statements of Carter, Terry & Company, Incorporated as of and for the year ended December 31, 2011 and have issued our report thereon dated February 21, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the following schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Conn & Company, P.C.

Conn & Company, P.C.
Atlanta, Georgia
February 21, 2012

Carter, Terry & Company, Incorporated
Computation of Net Capital under Rule 15c3-1
December 31, 2011

Total stockholders' equity	$	561,616
Less deductions of non-allowable assets:		
Prepaid expenses		29,267
Loans to employees		79,048
Due from Parent		70,050
Haircuts other securities		1,660
Net capital	$	381,591

Reconciliation with Company's Computation

Net capital computation per FOCUS Report Part IIA	$	279,097
Adjustments to accounts payable		-2,252
Adjustments to due from parent		41,000
Adjustments to income taxes payable		-41,000
Net capital as adjusted	$	276,845

CONN
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 Mt. Vernon Highway, N.E.
Suite 380
Atlanta, Georgia 30328-4225
(770) 396-0015
Facsimile (770) 698-8331

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors
Carter, Terry & Company, Incorporated

In planning and performing our audit of the financial statements of Carter, Terry & Company, Incorporated for the year ended December 31, 2011, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purposes.

Conn + Company, P.C

Conn & Company, P.C.
February 21, 2012

CONN & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
800 Mt. Vernon Highway, N.E.
Suite 380
Atlanta, Georgia 30328-4225
(770) 396-0015
Facsimile (770) 698-8331

Independent Auditor's Report on Applying Agreed-Upon Procedures

Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors

Carter, Terry & Company, Incorporated

Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011 which were agreed to by Carter, Terry & Company, Incorporated and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Carter, Terry & Company, Incorporated's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Carter, Terry & Company, Incorporated's management is responsible for the Carter, Terry & Company, Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash Disbursement records entries in the cash disbursements journal noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers comprised of brokerage settlement statements and a recomputation of SIPC-7 adjustments, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers on a supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This reported is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Conn + Company, P.C.

Conn & Company, P.C.

Atlanta, Georgia

February 21, 2012